UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Aerosonic Corporation

(Name of Subject Company)

Buccaneer Acquisition Sub Inc.

(Offeror)

TransDigm Group Incorporated

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.40 PAR VALUE PER SHARE

(Title of Class of Securities)

008015307

(Cusip Number of Class of Securities)

W. Nicholas Howley

TransDigm Group Incorporated

1301 East 9th Street, Suite 3000

Cleveland, Ohio 44114

(216) 706-2960

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

John M. Gherlein Robert A. Weible Baker & Hostetler LLP 1900 East 9th Street, Suite 3200 Cleveland, Ohio 44114 (216) 621-0200	David S. Felman, Esq. Christopher J. Stephens, Esq. Hill, Ward & Henderson, P.A. 101 East Kennedy Boulevard Tampa, Florida 33602 (813) 221-3900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A*	N/A*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Aerosonic Corporation (“Aerosonic”) by Buccaneer Acquisition Sub Inc. (“Purchaser”), an indirect wholly-owned subsidiary of TransDigm Group Incorporated (“TransDigm”), pursuant to an Agreement and Plan of Merger, dated as of April 19, 2013, by and among Aerosonic, TransDigm and Purchaser. The presentation attached as Exhibit 99.1 hereto was given by representatives of TransDigm to employees of Aerosonic on April 25, 2013.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

This communication is not an offer to purchase or a solicitation of an offer to sell securities of Aerosonic. The planned tender offer by TransDigm for all of the outstanding shares of common stock of Aerosonic has not been commenced. On commencement of the tender offer, TransDigm will mail to Aerosonic stockholders an offer to purchase and related materials and Aerosonic will mail to its stockholders a solicitation/recommendation statement with respect to the tender offer. TransDigm will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO, and Aerosonic will file its solicitation/recommendation statement with the SEC on Schedule 14D-9. AEROSONIC STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE, SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING TERMS AND CONDITIONS OF THE OFFER. Aerosonic stockholders may obtain a free copy of these materials (when they become available) and other documents filed by TransDigm or Aerosonic with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained (when they become available) for free by contacting the information agent for the tender offer (when one is selected).

EXHIBIT INDEX

Exhibit 99.1	Aerosonic Presentation, dated April 2013

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